EXHIBIT 21.1

Subsidiaries of Alarm.com Holdings, Inc.

Name	Jurisdiction of Incorporation
ADC Advance, LLC	Delaware
Alarm.com Incorporated	Delaware
Alarm.com International Holdings, LLC	Delaware
Building 36 Technologies, LLC	Delaware
Clove Industries, LLC	Delaware
EnergyHub, Inc.	Delaware
HAW Ventures, LLC	Delaware
ICN Acquisition, LLC	Delaware
IControl Networks Canada, Inc.	Delaware
JTT Investment Partners, LLC	Georgia
ObjectVideo Labs, LLC	Delaware
Onabridge Technologies, LLC	Delaware
PC Open Incorporated d/b/a OpenEye	Washington
PointCentral, LLC	Delaware
SecurityTrax LLC	Delaware
Shooter Detection Systems, LLC	Massachusetts
ADC International B.V.	Netherlands
Alarm.com, S. de R.L. de C.V	Mexico
EnergyHub Canada ULC	Canada
IControl Networks Canada ULC	Canada